UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-42303

(Check One):

☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

Full Name of Registrant:  Innventure, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number): 6900 Tavistock Lakes Blvd, Suite 400

City, State and Zip Code:  Orlando, Florida 32827

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Innventure, Inc. (the “Company”) has determined that it is unable to file Annual Report on Form 10-K for its fiscal year ended December 31, 2024 (the “Annual Report”) within the prescribed period without unreasonable effort or expense for the reasons set forth below.

As previously disclosed, on October 24, 2023, Learn CW Investment Corporation (“Learn CW”) and Innventure LLC entered into a business combination agreement (the “Business Combination Agreement”) with Learn SPAC HoldCo, Inc. (“Holdco”), LCW Merger Sub, Inc., a direct, wholly-owned subsidiary of Holdco and Innventure Merger Sub, LLC, a direct, wholly-owned subsidiary of Holdco. On October 2, 2024 (the “Closing Date” or “Closing”), Learn CW and Innventure LLC consummated a business combination (“Business Combination”) pursuant to the terms of the Business Combination Agreement. Following the Closing, each of Learn CW and Innventure LLC became a subsidiary of Holdco, and Holdco became a publicly traded company. Holdco changed its name to Innventure, Inc. in connection with the Business Combination.

The high level of complexities in integrating Holdco and Innventure LLC and accounting for the Business Combination has resulted in a delay in the Company’s financial reporting for the year ended December 31, 2024. The Annual Report could not be filed by the prescribed due date because the Company requires additional time to complete certain analyses, documentation and additional procedures to compile and complete the necessary financial information for the first combined period following the completion of its previously announced Business Combination.

The Business Combination has been accounted for using the acquisition method of accounting. Holdco was determined to be the accounting acquirer. Accordingly, the Company recorded assets acquired, liability assumed and non-controlling interest at their acquisition date fair values and recognized goodwill. As a result, the financial statements included in the Annual Report will reflect the business and operations of Innventure LLC and its consolidated subsidiaries, as the Company’s predecessor, prior to October 2, 2024 and of the Company and its consolidated subsidiaries for all periods after the Closing on October 2, 2024.

Due to the timing of the Closing and the significant time and effort necessary to determine the accounting treatment for the Business Combination and to prepare and audit the required financial statements, the Company could not file the Annual Report within the prescribed time period without unreasonable effort or expense. The Company expects to file the Annual Report within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
Gregory W. Haskell	(321)	209-6787
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).  ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III above, the financial statements included in the Annual Report will reflect the business and operations of Innventure LLC and its consolidated subsidiaries, as the Company’s predecessor, prior to October 2, 2024 and of the Company and its consolidated subsidiaries for all periods after the Closing.  As a result of the application of the acquisition method of accounting as of the Closing Date, the consolidated financial statements that will be included in the Annual Report will include a black line division, which indicates that the predecessor and successor reporting entities shown are presented on a different basis and are, therefore, not comparable.  Due to the substantial changes in the business and operations of the Company in connection with the Business Combination and the continuing preparation and audit of the financial statements of Innventure LLC and the Company, the Company at this time cannot provide a reasonable estimate of the results of operations for the year ended December 31, 2024.

Cautionary Statements Regarding Forward-Looking Statements

Certain statements in this notification of late filing are “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to the Company or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future, including statements about the timing of the filing of the Form 10-K and statements about the preliminary financial results for the year ended December 31, 2024. Forward-looking statements are often identified by future or conditional words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “will,” “potential,” “predict,” “should,” “would” and other similar words and expressions (or the negative versions of such words or expressions), but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current assumptions and expectations of future events that are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of this notification of late filing. There can be no assurance that future developments will be those that have been anticipated. Forward-looking statements reflect material expectations and assumptions, including, without limitation, expectations and assumptions relating to the Company being able to complete the required analyses in order for the Company's auditors to be able to complete their review of the annual financial statements in a timely manner. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the Company’s public filings made with the Securities and Exchange Commission and the following: the Company being unable to complete the required analyses preventing the Company's auditors to complete their review of the annual financial statements in a timely manner and the Company consequently not filing the Form 10-K within the period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended; expectations regarding the Company’s and its subsidiaries’ ability to execute on strategies and achieve future financial performance, including their respective future business plans, expansion and acquisition plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and the Company’s and its subsidiaries’ ability to invest in growth initiatives; the implementation, market acceptance and success of the Company’s and its subsidiaries’ business models and growth strategies; the Company’s and its subsidiaries’ future capital requirements and sources and uses of cash; the Company’s ability to meet the various conditions, including the available cash and performance targets and issuance of warrant instruments to WTI Fund X, Inc. and WTI Fund XI, Inc. (collectively, the “WTI Lenders”), and access any additional installments draws, if available, under a term loan with the WTI Lenders providing for a term loan facility in an aggregate principal amount of up to $50 million; the Company’s ability to meet the various conditions and satisfy the various limitations under the Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“YA”), including exchange caps, issuances and subscriptions based on trading volumes, to continue to access the funds available under the SEPA, or the Securities Purchase Agreement and related convertible debentures with YA due to certain conditions, restrictions and limitations set forth therein; certain restrictions and limitations set forth in the Company’s debt instruments, which may impair the Company’s financial and operating flexibility;  the Company’s and its subsidiaries’ ability to generate liquidity and maintain sufficient capital to operate as anticipated; the Company’s and its subsidiaries’ ability to obtain funding for their operations and future growth and to continue as going concerns; the risk that the technology solutions that the Company and its subsidiaries license or acquire from third parties or develop internally may not function as anticipated or provide the benefits anticipated; developments and projections relating to the Company’s and its subsidiaries’ competitors and industry; the ability of the Company and its subsidiaries to scale the operations of their respective businesses; the ability of the Company and its subsidiaries to establish substantial commercial sales of their products; the ability of the Company and its subsidiaries to compete against companies with greater capital and other resources or superior technology or products; the Company and its subsidiaries’ ability to meet, and to continue to meet, applicable regulatory requirements for the use of their respective products and the numerous regulatory requirements generally applicable to their respective businesses; the outcome of any legal proceedings against the Company or its subsidiaries; the Company’s ability to find future opportunities to license or acquire breakthrough technology solutions from multinational corporations or other third parties (“Technology Solutions Providers”) and to satisfy the requirements imposed by or to avoid disagreements with its current and future Technology Solutions Providers; the risk that the launch of new companies distracts the Company’s management from its subsidiaries and their respective operations; the risk that the Company may be deemed an investment company under the Investment Company Act of 1940, which would impose burdensome compliance requirements and restrictions on its activities; the Company’s ability to sufficiently protect the intellectual property (“IP”) rights of itself and its subsidiaries along with those subsidiary companies that the Company may found, fund, and operate going forward and to avoid or resolve in a timely and cost-effective manner any disputes that may arise relating to its use of the IP of third parties; the risk of a cyber-attack or a failure of the Company’s or its subsidiaries’ information technology and data security infrastructure; the ability to recognize the anticipated benefits of the Business Combination; geopolitical risk and changes in applicable laws or regulations, including with respect to foreign trade policy and tariffs; potential adverse effects of other economic, business, and/or competitive factors; and operational risks related to the Company and its subsidiaries, which have limited or no operating history; and the limited liquidity and trading of the Company’s securities.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update statements to reflect events or circumstances after the date of this notification or to reflect the occurrence of unanticipated events.

Innventure, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025
	By:	/s/ David Yablunosky
David Yablunosky
Chief Financial Officer